Exhibit 99.1

TeliaSonera Closes the MCT Acquisition for SEK 2.0 Billion

    STOCKHOLM, Sweden--(BUSINESS WIRE)--July 17, 2007--Regulatory News:

    TeliaSonera AB (NADSDAQ:TLSN) (LSE:TEE) (HEX:TLS1V), the leading telecommunications company in the Nordic and Baltic region, has on July 16, 2007, closed the MCT Corp. (MCT) acquisition announced on July 9. TeliaSonera acquired 100 percent of the shares in MCT, a US based company with majority controlling shareholdings in three Eurasian GSM operators in Uzbekistan and Tajikistan and a small minority interest in the leading GSM operator in Afghanistan, for an enterprise value of approximately SEK 2.0 billion (USD 300 million).

    "This transaction underlines TeliaSonera's strategy to be the leading Eurasian mobile operator and strengthens our commitment and presence in the region. Uzbekistan, Tajikistan and Afghanistan, with a combined population of approximately 67 million, growing economies and relatively low mobile penetration levels, provide an excellent growth opportunity for TeliaSonera in Eurasia," says Tero Kivisaari, Head of TeliaSonera's business area Eurasia.

    The four GSM operators are:

    --  Uzbek-American Joint Venture "Coscom" LLC is the third largest mobile operator in Uzbekistan, with 393,000 subscriptions and a market share of approximately 11 percent as of May 2007. Coscom's net sales in 2006 were USD 26 million and EBITDA USD 5.8 million. MCT has a 99.97 percent interest in Coscom. Mobile penetration in Uzbekistan is about 13 percent.

    --  CJSC Indigo-Tajikistan and CJSC Joint Venture Somoncom combined is the second largest mobile operation in Tajikistan, with 377,000 subscriptions and a market share of approximately 27 percent as of May 2007. The combined net sales in 2006 were USD 27 million and EBITDA USD 13.7 million. MCT has 60.0 percent interest in Indigo-Tajikistan and 59.4 percent interest in Somoncom. Mobile penetration in Tajikistan is about 20 percent.

    --  Telecom Development Company Afghanistan Limited (Roshan) is the largest mobile operator in Afghanistan, with 1,300,000 subscriptions and a market share of approximately 50 percent as of May 2007. Roshan's net sales in 2006 were USD 191 million and EBITDA USD 66.5 million. MCT has a 12.25 percent interest in Roshan. Mobile penetration in Afghanistan is about 8 percent.

    TeliaSonera AB will consolidate the operations in Uzbekistan and Tajikistan as of the closing. The operation in Afghanistan will be reported as a financial investment.

    TeliaSonera is already present in the region through its subsidiary Fintur Holdings, with majority holdings in leading mobile operators in Kazakhstan, Azerbaijan, Georgia and Moldova.

    A slide presentation providing more background information about the transaction, the respective operations and countries is available at TeliaSonera's website www.teliasonera.com/ir.

    Forward-Looking Statements

    Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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    CONTACT: TeliaSonera
             Press Office, (0)8-713 58 30